UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Presto Automation Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74113T105

(CUSIP Number)

Ilya Golubovich

I2BF Global Investments LTD

68 Fort Street, Grand Cayman KY 1-1207, Cayman Islands

+1 (212) 226-7320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2022

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: I2BF Global Investments LTD
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,429,505
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,429,505
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,429,505
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.4% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1)

The percent of class was calculated based on 52,762,713 shares of Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 27, 2022.

(1)	Name of Reporting Persons: Ilya Golubovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,429,505
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,429,505
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,429,505
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.4% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)

The percent of class was calculated based on 52,762,713 shares of Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 27, 2022.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Presto Automation Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 985 Industrial Road, San Carlos, CA 94070.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.	I2BF Global Investments Ltd., a company incorporated in the Cayman Islands with limited liability (“I2BF Global”). Ilya Golubovich is the sole director of I2BF Global.

ii.	Ilya Golubovich, a citizen of Israel, the Republic of Malta and the Russian Federation.

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is 68 Fort Street, Grand Cayman KY 1-1207, Cayman Islands.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated by reference in Item 6 of this statement is incorporated by reference into this Item 3.

As described in Item 6 of this Statement, the securities reported on this Statement reflect the consummation of the Business Combination (as defined below) contemplated by the Merger Agreement (as defined below) and the transactions consummated in connection therewith.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth or incorporated by reference in Items 5 and 6 of this Statement is incorporated by reference into this Item 4.

On September 21, 2022, (the “Closing Date” as defined below, and described in Item 6 of this Statement) the Reporting Persons acquired (or have been deemed to have acquired) beneficial ownership of an aggregate of 50,000 shares of Common Stock in connection with the Business Combination (as defined below). On October 10, 2022, the Reporting Persons acquired (or have been deemed to have acquired) beneficial ownership of an aggregate of 4,379,505 shares of Common Stock in connection with the Business Combination.

The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Common Stock held by such stockholders. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

In connection with the foregoing, and as may be appropriate from time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. Golubovich, in his fiduciary capacity as a director of the Issuer, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percent of class was calculated based on 52,762,713 shares of Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 27, 2022.

I2BF Global directly owns 4,429,505 shares of Common Stock, representing approximately 8.4% of the outstanding Common Stock. Ilya Golubovich is the sole director of I2BF Global, and may each be deemed to beneficially own the shares of Common Stock held directly by I2BF Global.

(c) Except as described herein, the Reporting Persons have not effected any transaction of the Issuer’s Common Stock in the last 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Merger Agreement

On the Closing Date, pursuant to the Agreement and Plan of Merger, dated as of November 10, 2021 (the “Merger Agreement”), as amended by that certain Amendment to Agreement and Plan of Merger, dated as of April 1, 2022 (“Amendment No. 1”), as further amended by that Second Amendment to Agreement and Plan of Merger, dated as of July 25, 2022 (“Amendment No. 2”), by and among the Issuer (f/k/a Ventoux CCM Acquisition Corp.), Ventoux Merger Sub I Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer (“Ventoux Merger Sub I”), Ventoux Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Issuer (“Ventoux Merger Sub II”), and E La Carte, Inc., a Delaware corporation (d/b/a Presto, Inc. “Legacy Presto”), (a) Ventoux Merger Sub merged with and into Legacy Presto, with Legacy Presto being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of the Issuer (the “Surviving Corporation”) and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation merged with and into Ventoux Merger Sub II (the “Second Merger”), with Ventoux Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of the Issuer (the “Mergers” and together with the other transactions contemplated by the Merger Agreement, the “Business Combination”).

At the Effective Time of the First Merger on the Closing Date (the “Effective Time”), each share of Common Stock of Legacy Presto issued and outstanding as of immediately prior to the Effective Time was converted into the right to receive shares of Common Stock of the Issuer. Pursuant to the Merger Agreement, the Reporting Persons received an aggregate of 4,429,505 shares of Common Stock.

The foregoing excludes the contingent right of I2BF Global to receive an aggregate of up to 1,252,717 shares of Common Stock (the “Earn-Out Shares”). The Earn-Out Shares shall vest and be released upon the satisfaction of certain share price vesting conditions as follows: (i) if, at any time prior to September 21, 2025 the volume-weighted average price (“VWAP”) of the Issuer’s Common Stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period, one half (1/2) of the Earnout Shares shall vest; and (ii) if, at any time prior to September 21, 2027, the VWAP of the Issuer’s Common Stock equals or exceeds $15.00 per share for any 20 trading days within a 30-trading day period, one half (1/2) of the Earnout Shares shall vest.

The foregoing description of the Merger Agreement, Amendment No. 1 and Amendment No. 2 do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibits 2, 3 and 4 to this Statement, respectively.

Amended and Restated Registration Rights Agreement

On the Closing Date, the Company entered into an Amended and Restated Registration Rights Agreement with certain securityholders and the other parties thereto (including the Reporting Persons, the “Holders”). Pursuant to the terms of the Amended and Restated Registration Rights Agreement, the Company will be obligated to file a registration statement to register the resale of certain securities of the Company held by the Holders. The Amended and Restated Registration Rights Agreement also provides the Holders with certain “demand” and “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Form of Amended and Restated Registration Rights Agreement, a copy of which is filed as Exhibit 5 hereto, and is incorporated herein by reference.

Governance Agreement

At the Closing Date, the Company entered into a Governance Agreement (the “Governance Agreement”) with certain securityholders of the Company, including the Reporting Persons, to provide for certain governance rights and address certain governance matters relating to the Company. The Governance Agreement provides certain securityholders with the right to nominate one individual to the Company’s board of directors, subject to certain qualifications, requirements and exceptions as set forth therein, including varying equity holding threshold requirements.

The foregoing description of the Governance Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Governance Agreement, a form of which is attached as Exhibit 6 hereto, and the terms of which are incorporated herein by reference.

Presto Stockholder Support Agreement

In connection with the execution of the Merger Agreement, the Issuer, Legacy Presto and certain Legacy Presto Stockholders (including the Reporting Persons, the “Presto Supporting Stockholders”) entered into the Presto Stockholder Support Agreement, as amended on July 25, 2022. Among other things, the Presto Stockholder Support Agreement provides that during the period beginning on the Closing Date and ending 18 months after the Closing Date, the Presto Supporting Stockholders may not transfer any of their shares of Common Stock, except for certain limited permitted transfers.

The foregoing description of the Presto Stockholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended and Restated Support Agreement, a form of which is attached as Exhibit 7 hereto, and the terms of which are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 10, 2021).

Exhibit 3	First Amendment to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 4, 2022).

Exhibit 4	Second Amendment to Agreement and Plan of Merger (incorporated by reference to Annex A-3 to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 26, 2022).

Exhibit 5	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 27, 2022).

Exhibit 6	Form of Governance Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 27, 2022).

Exhibit 7	Form of Presto Stockholder Support Agreement (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 26, 2022).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 17, 2022

I2BF GLOBAL INVESTMENTS LTD

/s/ Ilya Golubovich
Name: Ilya Golubovich Title: Sole Director

/s/ Ilya Golubovich
ILYA GOLUBOVICH